

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2018

Patrick Gruber
Chief Executive Officer
Gevo, Inc.
345 Inverness Drive South, Building C, Suite 310
Englewood, CO 80112

  Re: Gevo, Inc.
   Registration Statement on Form S-3
   Filed August 8, 2018
   File No. 333-226686

Dear Mr. Gruber:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Kate McHale at (202) 551-3464 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing and
      Construction